UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2014

On March 27, 2015, Cencosud S.A. (“Cencosud” or the “Company”) issued a press release pertaining to its results of operations for the three-month period ended December 31, 2014. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Fourth Quarter 2014

- Revenues rose 7.0% driven by higher sales in all business divisions.
- Positive Supermarket SSS in all five countries and greenfield operations (Department Stores in Peru and Home Improvement in Colombia).
- Gross profit rose 3.2% YoY and gross margin decreased 101 bps.
- Operating income decreased 4.2% in 4Q14 YoY. Including discontinued operations decreased 3.0%.
- Adjusted EBITDA decreased 6.9% YoY. Including discontinued operations dropped 5.6% explained by lower results from Department Stores and Argentina.
- Net profit decreased 35.7% in 4Q14 reflecting a combination of a lower operating result and a higher non-operating loss, along with higher tax expenses.
- Cencosud broke new ground with a 30 year bond part of a dual-tranche offering of US1 billion. The issuance was the region's first high grade corporate offering of the year.
- Cencosud posted a positive cash flow generation for the first time after 2 years.

Note Regarding Discontinued Operations

In June 2014, Cencosud signed definitive contracts with Scotiabank to jointly develop the financial retail business in Chile. In relation to this transaction and to comply with IFRS rules, from June 2014 Cencosud has been reporting its results from discontinued operations from the Chilean financial retail business in a single line in the Consolidated Financial Statements. The results from those operations are in one line called “Profit (loss) from discontinued operations” (abbreviated as D.O. in this report) which consolidates the result from the financial service operations from Chile. The Company includes for comparison purposes each line of discontinued operations in the financial retail business segment. These lines are subtracted in “Discontinued Operations” segment. Therefore results from discontinued operations are shown in one line called “Profit (loss) from discontinued operations”.

Financial Highlights 4Q14

■

Cencosud revenue increased 7.0% YoY in 4Q14. Including D.O. revenue increased 6.9% YoY as a result of higher revenues from all business divisions partially offset by the devaluation of the Argentine peso against the Chilean peso (-11.8%)[1]. Supermarket posted 7.7% revenue growth YoY driven by 12 new stores in the region when compared to December 2013 and positive SSS growth throughout the 5 countries in 4Q14. Home Improvement also posted a revenue increase of 6.2%, Financial Services of 16.8%, Shopping Centers of 9.4% and Department Stores increased revenue in 1.2%.

■

Gross profit rose 3.2% and gross margin decreased to 27.8% from 28.8% in 4Q13. Including D.O. gross profit rose 3.2% and gross margin decreased to 28.4% from 29.5% in 4Q13. This was driven by higher gross profit from Supermarkets (CLP 24,823 million), Financial Services (CLP 7,666 million), Home Improvement (CLP 5,322 million) and Shopping Centers (CLP 1,380 million), partially offset by a lower contribution from Department Stores (CLP 7,939 million). In the case of supermarkets, the result reflects greater contributions from Argentina, Chile, Colombia and Peru partially offset by a lower contribution from Brazil due to a reclassification from SG&A expenses to cost of sales in 2014.

■

Operating Income, excluding D.O., decreased 4.2% in 4Q14 YoY. Including D.O. operating income decreased 3.0% in 4Q14 YoY, as a result of lower operating income from Department Stores, Supermarkets and Home Improvement in Argentina, partially offset by higher operating income from Shopping Centers and Financial Services.

1Revenue in Argentina increased 30.5% in local currency in 4Q14, but as a result of the Argentine peso depreciation against the Chilean peso, revenue increased 7.7%.

■

Adjusted EBITDA[2], excluding D.O., decreased 6.9% YoY. Including D.O. Adjusted EBITDA decreased 5.6% YoY. This was largely due to lower adjusted EBITDA from Department Stores and Home Improvement, partially offset by higher adjusted EBITDA from Financial Services, Shopping Centers and Supermarkets.

	Fourth Quarter			Twelve-Month, ended December 31st

	2014	2013	Δ %	2014	2013	Δ %
EBITDA with D.O.	291.944	295.627	-1,2%	750.854	767.790	-2,2%
Revaluation of Assets	-74.405	-59.775	24,5%	-100.773	-95.110	6,0%
Income (loss) from Fx variations	2.889	4.126	-30,0%	23.643	25.054	-5,6%
Income (loss) from Fx variations from D.O.	3.545	3.797	-6,6%	19.199	9.670	98,5%
Result of indexation units	13.207	8.593	53,7%	39.576	18.885	109,6%
Result of indexation units from D.O.	1.318	283	365,7%	4.970	2.074	139,6%
Adjusted EBITDA	238.498	252.652	-5,6%	737.469	728.363	1,3%
Fair Value of Derivatives	-12.102	-17.347	-30,2%	-41.139	-29.531	39,3%
Adjusted EBITDA excluding FV derivatives	226.396	235.305	-3,8%	696.329	698.832	-0,4%

■

Net income including D.O. net income decreased 35.7% from CLP 157,454 million in 4Q13 to CLP 101,275 million in 4Q14. This was the result of a lower operating income, higher non-operating loss and higher tax expenses.

Relevant Events

■

On February 6, 2015 the Company issued and placed in the international markets two series of notes for a total amount of USD 1 billion, in accordance with Rule 144A of the Securities Act of 1933 of the United States of America and its corresponding Regulation S. Each series of notes was issued and placed under the following conditions:

■	Notes in an aggregate principal amount of USD 650 million with a 10-year maturity, a 5.197% yield to maturity and a 5.150% coupon rate (the “2025 Notes”); and
■	Notes in an aggregate principal amount of USD 350 million with a 30-year maturity, a 6.632% yield to maturity and a 6.625% coupon rate (the “2045 Notes”).

■

On January 21, 2015 Cencosud communicated that Mr. Carlos Wulf, Manager of the Home Improvement Division submitted his resignation to the Company, to take effect on March 31, 2015. As of April 1, 2015, the Manager of the Home Improvement Division will be Mr. Antonio Ureta.

■

On November 20, 2014 Cencosud filed a material event on the SVS noting that on November 19, 2014, Cencosud S.A. carried out the early redemption of the total amount outstanding of the Series A, C and D Bonds that were issued on November 21, 2005 and registered in the Securities Registry of the SVS under the number 443. The bondholders were notified of this redemption in a timely manner through a publication in the Diario Financiero on October 17, 2014. The bonds were redeemed at an amount equal to the outstanding principal balance thereof plus accrued interest, calculated to such redemption date. The aggregate amount paid on the redemption date totaled 10 million UF for principal plus interest accrued to the date of redemption. Funding for the early redemption was obtained by Cencosud S.A. primarily under a USD 400 million credit agreement entered into on November 14, 2014 with HSBC Bank USA, NA and The Bank of Nova Scotia, which was disbursed on November 17, 2014. The balance of the early redemption price was financed with cash on hand.

■

On November 13th Cencosud announced the appointment of Mr. Jaime Soler as Chief Executive Officer, effective January 1, 2015. Mr. Soler holds a degree in Business Administration from Universidad de Chile and also got a Diploma in Senior Management from Kellog and Pontificia Universidad Catolica de Chile. Mr. Soler has been with Cencosud since 2005, and previously he was the Head of the Retail Business. He also was the Managing Director of Cencosud’s Department Store Division. Soler replaces Mr. Daniel Rodriguez, who left the Company since December 31, 2014 to pursue other opportunities.

2Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of revenues.

Retail Market Commentary

Chile

The Chilean economy began to rebound in the fourth quarter, with the economy growing 1.5% YoY in October, 1.3% YoY in November, and 2.9% YoY in December, according to the Central Bank’s economic activity estimator. Stronger growth and a decrease in inflation from low oil prices resulted in the Central Bank maintaining the benchmark rate at 3% since its last cut in October. Inflation fell 0.4% MoM in December as annual inflation slowed to 4.6%.

Retail sales fell -0.2% in October YoY before rising 0.4% in November and 2% in December YoY, according to the National Statistics Institute. The Adimark consumer confidence index rose during the quarter from 42.5 points in September to 45.3 points in December, but remained below its level of 56.6 points in December 2013.

Chile’s economic recovery has coincided with strong results for Cencosud as it posted 6.2% supermarket SSS growth, above the 3.3% SSS growth a year earlier. Home Improvement SSS grew at a robust 4.3% and Department Stores SSS contracted -1.6%.

Argentina

Argentina’s economy grew slightly this quarter, with the economic activity index growing 0.1% in October, 0.2% in November, and 0.6% in December YoY, according to the Argentina National Statistics and Census Institute (INDEC). Consumer confidence remained relatively stagnant, rising to 44.22 points in December compared to 41.5 points in September, but lower than December 2013, according to a report from Torcuato Di Tella University.

Supermarket sales rose 31.9% YoY in December measured in current prices, rising 0.9% MoM, according to INDEC.

Cencosud posted similarly strong growth in the quarter. Supermarket SSS grew by 28.7% YoY and Home Improvement SSS grew 26.6% YoY.

Brazil

On a seasonally-adjusted basis, Brazil’s economy shrank -0.7% MoM in October, had no growth in November, and shrunk -0.55% MoM in December, according to an economic activity index from the Central Bank. In December, MoM inflation accelerated to its fastest rate in nine months at 0.78%, but annual inflation slowed to 6.41%, within the official target of 4.5% with a two-point tolerance range.

Consumer confidence continues to weaken: at 95.3 points in November and 96.2 points in December. The trend continued in the first quarter of the year, reaching 85.4 points in February and 82.9 points in March, its lowest level in more than five years, according to the Getulio Vargas Foundation. Reflecting an increasingly weak economy, retail sales declined the most in 15 years in December on a MoM basis, falling 2.6% after a 1.5% increase in November, according to the Brazilian Institute of Geography and Statistics, as Black Friday sales in November resulted in higher comparative spending in that month.

Reflecting this challenging environment, Cencosud Brazil’s supermarket SSS increased 0.9% this quarter, an improvement over SSS contraction of -3.3% in 4Q 2013 and over SSS of -0.7% in 3Q 2014.

Peru

Peruvian GDP grew 1% in the fourth quarter, according to a report from the National Institute of Statistics, its slowest growth in five years. The retail sector grew 4.2% in October, 3.8% in November, and 4.5% in December YoY, according to the National Institute of Statistics.

Despite moderate GDP growth, Cencosud Peru’s supermarket results were strong, posting 4.3% SSS growth in the quarter, improving its performance when compared to 4Q 2013.

Colombia

Retail sales in Colombia rose 11.5% YoY in October, 8.6% YoY in November, and 9.6% YoY in December, according to the National Statistics Administration in Bogota. Colombia’s ISE economic activity indicator increased 3.4% YoY in November.

Reflecting the strong retail environment, Cencosud Colombia’s supermarket SSS grew 4.3% representing a continued strong upward trend in Cencosud’s results over the last year. Home improvement SSS also increased 4.3% in a turnaround from the third quarter.

Financial Results

All figures are in Chilean pesos (CLP), unless otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between 4Q14 and 4Q13. The exchange rates at the end of December 2014 and December 2013, and the variations between 4Q14 and 4Q13 were:

Exchange Rate	12/31/2014	12/31/2013	% change Dec. 2014 vs. Dec. 2013
CLP / USD	606,8	524,6	15,7%
CLP / AR$	71,0	80,5	-11,8%
CLP / Colombian	0,25	0,27	-7,4%
CLP / Peruvian Nuevo Sol	202,9	187,5	8,2%
CLP / Brazilian Real	228,3	222,7	2,5%

Overview 4Q14

Figures in local currency	4Q 2014	4Q 2013	Change (%)
Revenues (CLP MM)	3.014.833	2.817.243	7,0%
Revenues including discontinued operations (CLP MM)	3.061.485	2.863.289	6,9%
Chile (CLP MM)	1.179.093	1.079.261	9,3%
Brazil (BRL MM)	2.340	2.296	1,9%
Argentina (ARS MM)	11.033	8.456	30,5%
Peru (PEN MM)	1.293	1.216	6,3%
Colombia (COP MM)	1.057.286	988.152	7,0%
Operating Results (CLP MM)	239.666	250.119	-4,2%
Operating Results including discontinued operations (CLP MM)	254.942	262.936	-3,0%
Net Income including discontinued operations (CLP MM)	101.275	157.454	-35,7%

Stores	1.168	1.142	2,3%
Selling Space (m2)	4.387.088	4.241.072	3,4%

Employees (full time-basis)	153.234	154.368	-0,7%
Chile	61.635	61.065	0,9%
Brazil	33.546	35.133	-4,5%
Argentina	27.479	27.700	-0,8%
Peru	16.008	16.208	-1,2%
Colombia	14.566	14.262	2,1%

Consolidated Performance

Revenues

CLP MM as of December 31st	Fourth Quarter			Twelve-Month, ended December 31st
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	2.242.506	2.081.364	7,7%	8.159.237	7.682.994	6,2%
Home Improvement	355.572	334.827	6,2%	1.225.616	1.176.890	4,1%
Department Stores	319.994	316.171	1,2%	991.442	970.360	2,2%
Shopping Centers	63.352	57.904	9,4%	214.850	205.332	4,6%
Financial Services	81.073	69.425	16,8%	319.505	288.533	10,7%
Others	-1.012	3.598	N.A.	2.205	16.932	-87,0%
Deconsolidation of D.O.	-46.653	-46.047	1,3%	-201.826	-206.882	-2,4%
REVENUES	3.014.833	2.817.243	7,0%	10.711.029	10.134.158	5,7%
Revenues from D.O.	46.653	46.047	1,3%	201.826	206.882	-2,4%
REVENUES WITH D.O.	3.061.485	2.863.289	6,9%	10.912.855	10.341.040	5,5%

Consolidated revenues, including D.O., were CLP 3,061 billion in the fourth quarter of 2014, compared with CLP 2,863 billion in the fourth quarter of 2013, an increase of 6.9% or CLP 198,196 million.

Supermarket revenue increased 7.7% (CLP 161,141 million) in 4Q14 YoY, reaching CLP 2,243 billion, driven by higher revenues in Chile (CLP 46,704 million, +7.6%), Argentina (CLP 42,057 million, +8.7%), Brazil (CLP 28,310 million, +5.4%), Peru (CLP 25,303 million, +12.2%) and Colombia (CLP 18,769 million, +7.5%). Revenue growth was driven by 12 net openings in the region since December 2013 and positive SSS across all markets.

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Revenue growth in Peru was driven by higher promotional activity to compensate lower organic growth vs. the competition, which resulted in 4.3% SSS growth. Revenue growth was also driven by the revaluation of the Peruvian sol versus de Chilean peso.

¡	In the case of Chile, revenue growth was driven by 6.2% SSS growth YoY and the net opening of 14 stores.
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Colombia posted positive SSS (+4.3%) as a result of an improvement on building-up brand awareness, a double-digit increase in perishables SSS (fish, meat, fruit and vegetables) and better performance from non-perishables after a stronger push for imported products and private label.

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Brazil increased revenues by 5.4% despite having the net closing of 2 stores on the back of positive SSS (0.9%) and the revaluation of the Brazilian real over the Chilean peso. Revenue growth in local currency was 1.9%.

Home Improvement revenue increased 6.2% (CLP 20,746 million) YoY, reaching CLP 356 billion in 4Q14. Growth in sales was driven by a 4.9% increase in Argentina (CLP 9,685 million) due to a 26.6% SSS growth and the opening of 2 new stores since December 2013, a 4.7% increase in Chile (CLP 5,816 million) due to a 4.3% SSS growth and the opening of one store versus December 2013, and a 39.5% increase in Colombia (CLP 5,244 million) due to a 4.3% SSS growth and one opening since December 2013.

Department Store revenue was CLP 320 billion, up 1.2% (CLP 3,823 million) YoY, driven by higher revenues from Peru partially offset by lower revenues from Chilean operations. The 95.4% revenue expansion from our Peruvian operations was on the back of a 7.9% SSS growth, being the first quarter with positive SSS since the start up, and the opening of 3 new stores since 4Q13 adding CLP 7,258 million of sales versus the same period in 2013. In the case of Chile, the 1.1% revenue decrease was explained by -1.6% SSS as a result of a weaker consumption environment vs. 2013, especially in electronics, nevertheless there is a positive trend in SSS vs. 3Q14 mainly explained by increased sales in apparel.

Shopping Center revenues expanded 9.4% YoY (CLP 5,448 million) in 4Q14, reaching CLP 63,352 million driven by a 10.4% increase in Chile (CLP 3,327 million), a 31.1% increase in Peru (CLP 1,166 million), a 3.7% increase in Argentina (CLP 733 million) and a 9.9% increase in Colombia (CLP 222 million). Revenue growth in Chile and Peru was driven by higher minimum lease charged to tenants, in addition to increased revenue from Costanera Center, Florida Center and

Portal Temuco in Chile due to higher occupancy rates, and Plaza Lima Sur in Peru also due to higher occupancy rates. The 3.7% revenue growth from Argentina was the result of a 25.9% revenue expansion in local currency, partially offset by a 17.6% average currency devaluation in 4Q14 vs. 4Q13. Revenue expansion from Colombia reflects the booking of rental revenues from ancillary stores under the real estate division in 4Q14 vs. the allocation of them in the home improvement division in 4Q13.

Financial Services revenues increased 16.8%, or CLP 11,648 million, YoY, to CLP 81 billion. This reflected a revenue increase of 64.8% from Argentine operation (CLP 7,596 million), a 43.7% revenue increase from the Peruvian operation (CLP 3,580 million), a 2.2% increase in Chile (CLP 984 million) and an 88.2% increase in Brazil (CLP 697 million), partially offset by lower revenue from Colombia (CLP 1,209 million). Revenue expansion from Argentina reflects loan portfolio growth since 4Q13, partially offset by the Argentine peso devaluation against the Chilean peso. Revenue growth in Peru reflects loan portfolio growth from 4Q13, as the Department Store business continues to grow in the country. Higher revenues from Chile are explained by the final payment of the devolution made to customers as a result of the Supreme Court ruling on the SERNAC class action on 4Q13, despite the lowering of interest rates on 2014. In the case of Colombia, lower results are explained by higher costs due to one-time expenses related to the change of issued plastic cards and more aggressive campaigns to encourage the use of the card[3].

Gross Margin

Gross margin including D.O. decreased 102 bps in 4Q14 to 28.4% from 29.5% in 4Q13 reflecting lower margins in all business divisions. Excluding D.O., gross margin decreased 101 bps, from 28.8% in 4Q13 to 27.8% in 4Q14.

CLP MM as of December 31st	Fourth Quarter			Twelve-Month, ended December 31st
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	558.708	533.885	4,6%	1.955.127	1.900.404	2,9%
Home Improvement	124.320	118.998	4,5%	425.275	389.487	9,2%
Department Stores	81.162	89.101	-8,9%	250.163	268.830	-6,9%
Shopping Centers	52.809	51.429	2,7%	186.821	181.991	2,7%
Financial Services	54.240	46.574	16,5%	224.659	202.778	10,8%
Others	-577	3.436	N.A.	238	13.481	-98,2%
Deconsolidation of D.O.	-32.876	-32.002	2,7%	-146.027	-147.065	-0,7%
GROSS PROFIT	837.785	811.420	3,2%	2.896.256	2.809.907	3,1%
Gross Margin (%)	27,8%	28,8%	-101,3 bps	27,0%	27,7%	-68,7 bps
Gross profit from D.O.	32.876	32.002	2,7%	146.027	147.065	-0,7%
GROSS PROFIT with D.O.	870.661	843.423	3,2%	3.042.283	2.956.972	2,9%
Gross Margin (%) with D.O.	28,4%	29,5%	-101,7 bps	27,9%	28,6%	-71,7 bps

Supermarket gross margin decreased 74 bps in 4Q14, as a consequence of a reduction of 237 bps in 4Q14 in Peru and 115 bps in Brazil, and to lesser extent lower margins in Chile and Argentina, partially offset by improved margins in Colombia. Gross margin dropped due to a higher competitive environment coupled with more intense promotional activity. In the case of Peru 130 bps of gross margin compression was explained by a lower reduction in cost of sales related to rebates in 4Q14 vs. 4Q13. The remainder, 107 bps of gross margin compression, was the result of higher promotional activity. In the case of Brazil, gross margin dropped 115 bps vs. 4Q13 as a result of a reclassification from SG&A to cost of sales[4]. For comparison purposes, eliminating the reclassification, gross margin improved 50 bps vs. 4Q13. Additionally, Brazil showed an improvement vs. 3Q14, increasing gross margin in 207 bps. In the case of Chile, lower gross margin was partially offset by higher rebates in the amount of CLP 3,679 million in 4Q14 vs. 4Q13. On the other hand, Colombian gross margin expansion was related to better conditions of suppliers and lower need of inventory clearances.

3 Cencosud operates its Financial Service Division in Colombia through a JV with Colpatria. Therefore 50% of the business net income is booked as revenues, gross profit, operating income and EBITDA.

4 In 2014 personnel expenses for the manufacturing of products were classified as cost of sales instead of SG&A expenses as they were in 2013. Higher cost of sales was compensated with lower SG&A.

Home Improvement gross margin decreased 58 bps in 4Q14, as a result of a lower gross margin in Colombia and Chile, partially offset by increased margins in Argentina. Lower margins from Chile are as a result of less favorable consumer dynamics especially in construction materials, the currency devaluation and the reclassification of results from ancillary stores that in 2013 were registered in the Home Improvement division. In the case of Colombia, lower gross margin is related to inventory clearances. Better margins from Argentina are the result of the Company’s strategy of building up inventory.

Department Stores gross margin decreased from 28.2% in 4Q13 to 25.4% in 4Q14, as a result of lower gross margins in the Chilean operations that decreased 303 bps in 4Q14 as a result of higher promotional activity, higher shrinkage (due to reduced security expenses) and lower rebates in 4Q14 vs. 4Q13 (due to a more conservative strategy in inventory management). To tackle the increased shrinkage, the Company is investing in IT system to improve security within the stores. The gross margin decrease in Chile was partially offset by a 23.1% gross margin in Peru in 4Q14 vs. 15.2% in 4Q13, as a result of an improved scale.

Shopping Centers gross margin decreased to 83.4% from 88.8% in 4Q13, mainly due to a margin compression in Argentina and Chile, partially offset by a better gross margin in Peru and Colombia. In the case of Argentina gross margin decreased from 83.0% to 67.0% reflecting a reclassification from SG&A expenses to cost of sales (CLP 2,688 million)[5]. In the case of Chile, gross margin decreased 86 bps in 4Q14 as a result of a lower recovery of common expenses from third parties in 4Q14 vs. 4Q13[6]. In Peru gross margin increased 37 bps in 4Q14 as a result of higher revenues from Plaza Lima Sur resulting in higher cost dilution. Colombia’s gross margin improved 48 bps because in 2013 a portion of the shopping centers revenue and cost of sales was booked in the Home Improvement division and in 2014 was booked in the Shopping Centers division.

Financial Services gross margin decreased 18 bps in 4Q14 reflecting lower margins in Argentina, in addition to a lower contribution from Colombia, partially offset by higher margin in Peru and Chile, and a greater contribution from Brazil. In the case of Argentina gross margin was reduced 226 bps as a result of an increase in average funding costs of 220 bps. In the case of Chile and Peru, gross margin increased as a result of lower risk in the case of Chile, and loan portfolio growth since 4Q13 (+13.3% YoY) partially offset by higher risk in the case of Peru.

Selling, General and Administrative Expenses (SG&A)

CLP MM as of December 31st	Fourth Quarter			Twelve-Month, ended December 31st
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	-449.242	-422.404	6,4%	-1.674.772	-1.608.982	4,1%
Home Improvement	-93.047	-84.590	10,0%	-327.214	-309.684	5,7%
Department Stores	-74.425	-71.341	4,3%	-258.904	-245.331	5,5%
Shopping Centers	-10.668	-13.954	-23,6%	-34.477	-38.777	-11,1%
Financial Services	-30.622	-29.486	3,9%	-111.662	-126.007	-11,4%
Others	-46.216	-39.295	17,6%	-157.537	-139.141	13,2%
Deconsolidation of D.O.	17.608	19.600	-10,2%	69.130	90.340	-23,5%
SG&A EXPENSES	-686.612	-641.470	7,0%	-2.495.436	-2.377.582	5,0%
SG&A Margin (%)	-22,8%	-22,8%	-0,5 bps	-23,3%	-23,5%	16,3 bps
SG&A from D.O.	-17.608	-19.600	-10,2%	-69.130	-90.340	-23,5%
SG&A EXPENSES WITH D.O.	-704.220	-661.070	6,5%	-2.564.566	-2.467.921	3,9%
SG&A Margin (%) with D.O.	-23,0%	-23,1%	8,5 bps	-23,5%	-23,9%	36,5 bps

SG&A expenses including D.O. in 4Q14 were CLP 704,220 million, a 6.5% increase YoY. SG&A margin improved to 23.0% in 4Q14, compared with 23.1% in 4Q13. This decrease in SG&A over sales was due to higher SG&A dilution in the Supermarket, Shopping Center and Financial Service divisions, partially offset by an increased SG&A over sales in Home Improvement and Department Stores.

5 Following IFRS rules, expenses related to the administration of common expenses must be registered as cost of sales. 4Q14 adjustment was higher versus 4Q13. Information is not comparable because in 2014 the expenses for the maintenance of common areas were booked as cost of sales and in 2013 they were included as SG&A expenses.

6 Shopping Centers have costs associated to the administration of common expenses such as security, cleaning, energy consumption and maintenance, which then recovers by charging those costs back to tenants and related parties retail stores (Jumbo/Santa Isabel, Paris/Johnson, Easy). When consolidating, related parties’ transactions are eliminated, and part of revenue perceived by the division for charging common expenses back to the retail businesses is eliminated, therefore the cost of sales is division is inflated. To correct this distortion, the Shopping Centers division transfers these costs as higher SG&A, so the decrease in cost of sales is offset by higher SG&A expenses on the other divisions.

Operating Income

CLP MM as of December 31st	Fourth Quarter				Twelve-Month, ended December 31st
	2014	2013	Δ %		2014	2013	Δ %
Supermarkets	111.569	116.327	-4,1%		289.567	304.488	-4,9%
Home Improvement	31.273	34.461	-9,3%		98.786	80.042	23,4%
Department Stores	7.745	17.796	-56,5%		-4.575	24.754	N.A.
Shopping Centers	116.557	96.343	21,0%		253.190	237.462	6,6%
Financial Services	23.610	17.496	34,9%		113.188	77.194	46,6%
Others	-35.811	-19.486	83,8%		-123.149	-99.795	23,4%
Deconsolidation of D.O.	-15.276	-12.817	19,2%		-77.123	-57.164	34,9%
OPERATING INCOME	239.666	250.119	-4,2%		549.883	566.982	-3,0%
Operating Margin (%)	7,9%	8,9%	-92,9 bps		5,1%	5,6%	-46,1 bps
Operating Income from D.O.	15.276	12.817	19,2%		77.123	57.164	34,9%
OPERATING INCOME WITH D.O.	254.942	262.936	-3,0%		627.005	624.146	0,5%
Operating Margin (%) with D.O.	8,3%	9,2%	-85,6 bps		5,7%	6,0%	-29 bps
Revaluation of assets	74.405	59.775	24,5%		100.773	95.110	6,0%
OPERATING INCOME WITH D.O. excluding Revaluation	165.261	190.344	-13,2%		449.110	471.872	-4,8%
	5,4%	6,6%	-125 bps	.	4,2%	4,7%	-46,3 bps

Supermarket operating income was CLP 111,569 million in 4Q14, compared to CLP 116,327 million in 4Q13, a 4.1% decrease YoY. This was the result of lower operating income from Argentina, Colombia, Brazil and Peru, partially offset by higher operating income from Chile.

¡	In the case of Argentina operating income decreased as a result of a lower gross margin and increased SG&A over sales due to the second installment of the increase in wages in 3Q14.
¡	Colombia posted a 14.5% increase in SG&A expenses coupled with a 7.5% revenue expansion.
¡

Brazil’s operating income decreased CLP 2,098 million vs. 4Q13 as a result of higher promotional activity, which was partially offset by a 70 bps greater dilution of SG&A over sales. This dilution was related to the reclassification from SG&A to cost of sales. When compared to 3Q14, operating income increased CLP 4,601 million and operating margin improved 84 bps.

¡	Lower performance from Peru is explained by the 237 bps decrease in gross margin, partially offset by a 150 bps SG&A dilution, explained by cost control initiatives.
¡	In the case of Chile, the increase is the result of greater dilution of SG&A over sales explained by further efforts in expense control. SG&A increased 1.2% with an 8.4% revenue expansion.

Home Improvement operating income was CLP 31,273 million in 4Q14, a 9.3% decrease YoY. This was due to lower results from Argentina, Chile and Colombia. In the case of Argentina, operating income decreased 13.1% as the result of a 227 bps expansion of SG&A over sales, affected by the inflation pressure on security, cleaning and personnel expenses. Chile’s operating income decreased 1.8% driven by the 149 bps gross margin compression partially offset by a 71 bps dilution in SG&A over sales as a result of the Company’s efforts in controlling expenses. Colombia posted higher operating loss by 13.9% YoY due to the clearance of obsolete inventory.

Department Stores posted a decrease on its operating income from CLP 17,796 million in 4Q13 to CLP 7,745 million in 4Q14. The result reflects lower operating income from Chile, as a consequence of gross margin compression in addition to higher SG&A expenses offset by lower operating loss from Peruvian operations. Chilean SG&A expenses increased as a result of higher IT system expenses, marketing expenses, common expenses and leases in addition to higher real estate taxation. Peruvian operation results increased driven by the 788 bps gross margin expansion along with greater dilution of SG&A over sales which improved from 42.3% in 4Q13 to 31.7% in 4Q14 explained by Paris’ organic growth in the country.

Shopping Center operating income increased 21.0% YoY to CLP 116,557 million in 4Q14 from CLP 96,343 million in 4Q13. Excluding the revaluation of assets, shopping centers operating income increased 15.3% YoY to CLP 42,152 million in 4Q14 from CLP 36,568 million during the same period in 2013. 70.5% of the increase is related to a higher contribution from Chile, 20.1% from Peru and the remainder 9.4% from Colombia. Higher contribution from all countries is related to lower SG&A and higher revenues which resulted in a higher dilution of SG&A over sales.

Financial Services operating income reached CLP 23,610 million in 4Q14, increasing 34.9% due to higher results from all countries but Colombia. In the case of Chile, operating income increased 20% on the back of a low comparison base as the Company did the final payment to return commission charges to customers on 4Q13 as the result of the SERNAC suit, and lower risk combined with lower SG&A over sales. Argentina’s operating income increased on the back of lower SG&A expenses. In the case of Peru, operating income increased as a result of portfolio growth, which has allowed the Company to reach a positive operating income from an operating loss. Greater contribution from Brazil is explained by loan portfolio growth. In the case of Colombia, operating income decreased explained by one-time expenses related to the change of issued plastic cards and more aggressive campaigns to increase card usage.

Non-Operating Income

CLP MM as of December 31st	Fourth Quarter			Twelve-Month, ended December 31st
	2014	2013	Δ %	2014	2013	Δ %

OPERATING INCOME with D.O.	254.942	262.936	-3,0%	627.005	624.146	0,5%
Participation in profit of equity method associates	5.730	6.310	-9,2%	8.893	10.289	-13,6%
Net Financial Costs	-61.895	-56.021	10,5%	-215.456	-217.857	-1,1%
Net Financial Costs from D.O.	-9.440	-10.787	-12,5%	-38.693	-34.973	10,6%
Income (loss) from Fx variations	-2.889	-4.126	N.A.	-23.643	-25.054	-5,6%
Income (loss) from Fx variations from D.O.	-3.545	-3.797	N.A.	-19.199	-9.670	98,5%
Result of indexation units	-13.207	-8.593	53,7%	-39.576	-18.885	109,6%
Result of indexation units from D.O.	-1.318	-283	365,7%	-4.970	-2.074	139,6%
NON OPERATING INCOME	-86.564	-77.298	12,0%	-332.643	-298.224	11,5%
Income Before Income Taxes, including D.O.	168.378	185.638	-9,3%	294.362	325.923	-9,7%
Income Taxes	-66.908	-28.592	134,0%	-100.486	-94.068	6,8%
Income Taxes from D.O.	-195	408	N.A.	-2.852	-2.089	36,5%
NET INCOME, including D.O.	101.275	157.454	-35,7%	191.024	229.765	-16,9%

In 4Q14, the Company registered a non-operating loss, including D.O., of CLP 86,564 million, compared to a non-operating loss of CLP 77,298 million in 4Q13. This is explained by an increase of CLP 5,648 million in losses from indexation units, an increase of CLP 4,526 million in financial expenses, partially offset by lower losses from foreign exchange variations (CLP 1,488 million).

Indexation Units: loss from indexation units increased by CLP 5,648 million as a result of the Company’s debt exposure to the UF. As of December 2014, 15% of total debt was in UF after hedges.

Net Financial Costs: the increase in net financial costs was related to the acceleration of expenses related to the early redemption of the total amount outstanding of the Series A, C and D bonds registered in the SVS under the number 443, and an increase in debt as a result of higher working capital needs.

Foreign Exchange Variations: a lower loss from foreign exchange variations was related to the devaluation of the Chilean peso against the US dollar. As of December 2014, 11% of total debt was in US dollar after CCS.

Income Taxes: income taxes increased CLP 38,919 million versus 4Q13 as a result of the recognition in Colombia of higher net deferred taxes for a total of CLP 39,609 million associated to the goodwill amortization in the country.

EBITDA and Adjusted EBITDA

By Business Unit

CLP MM as of December 31st	Fourth Quarter			Twelve-Month, ended December 31st
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	146.603	144.475	1,5%	424.108	434.859	-2,5%
Home Improvement	36.552	39.420	-7,3%	119.148	99.523	19,7%
Department Stores	14.782	24.053	-38,5%	21.854	49.364	-55,7%
Shopping Centers	122.994	103.633	18,7%	267.534	251.536	6,4%
Financial Services	24.770	18.631	32,9%	117.430	81.432	44,2%
Others	-53.757	-34.585	55,4%	-199.220	-148.924	33,8%
Deconsolidation of D.O.	-11.021	-9.364	17,7%	-55.254	-47.882	15,4%
EBITDA	280.923	286.263	-1,9%	695.600	719.909	-3,4%
EBITDA Margin (%)	9,3%	10,2%	-84,3 bps	6,5%	7,1%	-61 bps
EBITDA WITH D.O.	291.944	295.627	-1,2%	750.854	767.790	-2,2%
EBITDA Margin (%)	9,5%	10,3%	-78,9 bps	6,9%	7,4%	-54,4 bps

CLP MM as of December 31st	Fourth Quarter			Twelve-Month, ended December 31st
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	146.603	144.475	1,5%	424.108	434.859	-2,5%
Home Improvement	36.552	39.420	-7,3%	119.148	99.523	19,7%
Department Stores	14.782	24.053	-38,5%	21.854	49.364	-55,7%
Shopping Centers	48.589	43.859	10,8%	166.761	156.426	6,6%
Financial Services	24.770	18.631	32,9%	117.430	81.432	44,2%
Others	-32.798	-17.786	84,4%	-111.833	-93.241	19,9%
Deconsolidation of D.O.	-15.884	-13.445	18,1%	-79.422	-59.626	33,2%
Adjusted EBITDA	222.614	239.207	-6,9%	658.046	668.738	-1,6%
Adjusted EBITDA Margin (%)	7,4%	8,4%	-97 bps	6,0%	6,5%	-43,7 bps
Adjusted EBITDA with D.O.	238.498	252.652	-5,6%	737.469	728.363	1,3%
Adjusted EBITDA Margin (%)	7,8%	8,8%	-103,4 bps	6,8%	7,0%	-28,6 bps

By Country

CLP MM as of December 31st	Fourth Quarter			Twelve-Month, ended December 31st
	2014	2013	Δ %	2014	2013	Δ %
Chile	155.134	167.562	-7,4%	362.688	387.163	-6,3%
Argentina	76.122	72.945	4,4%	227.441	193.117	17,8%
Brazil	9.592	9.338	2,7%	1.544	50.832	-97,0%
Peru	27.932	23.732	17,7%	66.222	43.111	53,6%
Colombia	12.144	12.686	-4,3%	37.705	45.685	-17,5%
EBITDA	280.923	286.263	-1,9%	695.600	719.909	-3,4%
EBITDA Margin (%)	9,3%	10,2%	-84,3 bps	6,5%	7,1%	-61 bps
EBITDA with D.O.	291.944	295.627	-1,2%	750.854	767.790	-2,2%
EBITDA Margin (%)	9,5%	10,3%	-78,9 bps	6,9%	7,4%	-54,4 bps

CLP MM as of December 31st	Fourth Quarter			Twelve-Month, ended December 31st
	2014	2013	Δ %	2014	2013	Δ %
Chile	125.448	132.058	-5,0%	360.609	333.850	8,0%
Argentina	56.798	68.039	-16,5%	200.589	190.540	5,3%
Brazil	12.005	11.693	2,7%	8.374	57.789	-85,5%
Peru	17.948	15.581	15,2%	52.647	41.826	25,9%
Colombia	10.415	11.836	-12,0%	35.827	44.733	-19,9%
Adjusted EBITDA	222.614	239.207	-6,9%	658.046	668.738	-1,6%
Adjusted EBITDA Margin (%)	7,3%	8,4%	-108,3 bps	6,0%	6,5%	-43,7 bps
Adjusted EBITDA with D.O.	238.498	252.652	-5,6%	737.469	728.363	1,3%
Adjusted EBITDA Margin (%)	7,8%	8,8%	-103,4 bps	6,8%	7,0%	-28,6 bps

Consolidated EBITDA including discontinued operations decreased 1.2% to CLP 291,944 million in 4Q14 compared to CLP 295,627 million in 4Q13. Adjusted EBITDA including discontinued operations decreased 5.6%, mainly due to lower Adjusted EBITDA from the Department Store and Home Improvement divisions, partially offset by higher Adjusted EBITDA from Financial Services, Shopping Centers and the Supermarket divisions. EBITDA margin decreased 79 bps and Adjusted EBITDA margin decreased 103 bps, from 8.8% in 4Q13 to 7.8% in 4Q14.

Supermarket EBITDA was CLP 146,603 million in 4Q14, up 1.5% from CLP 144,475 million in 4Q13. This was the result of a higher contribution from Chile, partially offset by a lower contribution from Argentina and Brazil. Higher EBITDA from Chile as a result of higher SG&A dilution, which increased 1.2% coupled with a 7.6% increase in sales, and a review on rebates that reduced cost of sales by CLP 3,679 million on 4Q14 vs. 4Q13. Weaker results from Argentina are explained by lower gross margin and an increase in SG&A expenses. Lower EBITDA from Brazil is explained by the gross margin contraction that was partially offset by higher SG&A dilution. When compared to 3Q14 EBITDA margin showed an improvement of 74 bps.

Home Improvement EBITDA reached CLP 36,552 million in 4Q14, a 7.3% decrease versus the same period in 2013, driven by a lower contribution from Argentina and Chile, partially offset by a lower EBITDA loss from Colombia. Lower results from Argentina are related to greater costs and SG&A while SSS trailed inflation.

Department Store EBITDA reached CLP 14,782 million in 4Q14, as a consequence of a lower contribution from Chile partially offset by a lower negative EBITDA contribution from Peru, as the operation gains scale. In the case of Chile, lower results are related to a slower pace of economy’s growth affecting consumption combined with a 2.3% increase in SG&A.

Shopping Center EBITDA reached CLP 122,994 million in 4Q14, an 18.7% increase versus the same period in 2013. The increase was due to a higher revaluation of assets in 4Q14 versus 4Q13 by CLP 5,584 million. Shopping Centers Adjusted EBITDA reached CLP 48,589 million, a 10.8% increase explained mainly by better results from Chile and Peru.

Financial Service EBITDA was CLP 24,770 million in 4Q14, a 32.9% increase when compared to 4Q13, due to a higher EBITDA contribution from Chile, Argentina and Peru along with a higher contribution from Brazil, partially offset by lower EBITDA from Colombia.

Analysis by Business and Country

Hypermarkets & Supermarkets

SUPERMARKETS SELLING SPACE				HYPERMARKETS SELLING SPACE				OTHERS SELLING SPACE
Square Meters as of December 31st				Square Meters as of December 31st				Square Meters as of December 31st
	N° of Stores	Selling space	% leased		N° of Stores	Selling space	% leased		N° of Stores	Selling space	% leased
Chile	199	282.323	68%	Chile	39	285.550	21%	Chile
Argentina	270	366.360	57%	Argentina	20	163.068	16%	Argentina
Peru	73	167.437	51%	Peru	14	94.262	38%	Peru
Brazil	178	434.910	96%	Brazil	41	167.284	73%	Brazil	158	20.234	92%
Colombia	21	4.065	100%	Colombia	79	421.132	15%	Colombia	79	13.692	14%
Total	741	1.255.095		Total	193	1.131.296		Total	237	33.926

CHILE – HYPERMARKETS & SUPERMARKETS								ARGENTINA – HYPERMARKETS & SUPERMARKETS
Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M	Q1	Q2	Q3	Q4	6M	9M	12M
2014	1,0%	5,5%	4,4%	6,2%	3,3%	3,6%	4,3%	26,8%	33,3%	27,3%	28,7%	30,0%	29,1%	29,0%
2013	2,6%	-0,2%	0,5%	3,3%	1,1%	0,9%	1,6%	15,0%	14,4%	17,8%	21,5%	14,7%	15,8%	17,3%
Same Store Tickets
2014	-4,1%	-0,5%	-1,2%	0,2%	-2,3%	-2,0%	-1,4%	-4,0%	-5,1%	-6,9%	-5,4%	-4,6%	-5,4%	-5,4%
2013	-3,6%	-4,1%	-3,3%	-0,9%	-4,0%	-3,8%	-3,0%	-5,8%	-5,7%	-6,3%	-4,9%	-5,7%	-5,9%	-5,7%
SS Average Ticket Nominal								SS Average Ticket Nominal
2014	5,4%	6,1%	5,7%	5,9%	5,7%	5,7%	5,8%	32,2%	40,5%	36,7%	36,1%	36,3%	36,5%	36,4%
2013	6,4%	4,0%	3,9%	4,2%	5,4%	4,9%	4,7%	22,1%	21,3%	25,7%	27,7%	21,7%	23,0%	24,4%

BRAZIL – HYPERMARKETS & SUPERMARKETS								PERU – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M	Q1	Q2	Q3	Q4	6M	9M	12M
2014	1,1%	-2,7%	-0,7%	0,9%	-0,8%	-0,8%	-0,6%	3,7%	6,3%	4,1%	4,3%	5,0%	4,7%	4,6%
2013	2,3%	0,0%	-0,6%	-3,3%	1,1%	0,0%	-0,5%	1,0%	2,1%	2,0%	1,0%	1,5%	1,7%	1,5%
Same Store Tickets
2014	-9,3%	-5,9%	-7,7%	-4,0%	-7,6%	-7,7%	-7,9%	-1,0%	0,3%	-2,9%	0,8%	-0,4%	-1,2%	-0,7%
2013	-2,9%	-6,4%	-6,2%	-10,1%	-4,7%	-5,2%	-6,4%	-3,7%	-4,4%	-2,9%	-2,9%	-4,1%	-3,7%	-4,4%
SS Average Ticket Nominal								SS Average Ticket Nominal
2014	16,1%	2,4%	7,7%	5,1%	9,2%	8,7%	7,8%	4,8%	6,0%	7,2%	3,5%	5,4%	6,0%	5,4%
2013	4,9%	6,3%	5,2%	6,8%	5,6%	5,5%	5,8%	4,9%	6,9%	5,0%	7,9%	5,8%	5,6%	6,2%

COLOMBIA -HYPERMARKETS & SUPERMARKETS
	Q1	Q2	Q3	Q4	6M	9M	12M
2014	-6,6%	-4,6%	0,8%	4,3%	-5,6%	-3,5%	-1,5%
2013	-7,7%	3,6%	-13,9%	-9,4%	-2,7%	-6,6%	-7,4%

Same Store Tickets
2014	-10,0%	-7,5%	-5,0%	-1,0%	-8,8%	-7,5%	-8,8%
2013	-2,4%	-7,8%	-6,1%	-7,0%	-5,1%	-5,5%	-5,9%
SS Average Ticket Nominal
2014	3,8%	3,2%	6,0%	5,3%	3,5%	4,3%	8,2%
2013	-5,4%	12,4%	-8,3%	-2,6%	2,6%	-1,2%	-1,6%

Home Improvement Stores

HOME IMPROVEMENT SELLING SPACE
Square Meters as of December 31st
	N° of Stores	Selling space	% leased
Chile Easy	33	313.500	3%
Argentina Easy	42	370.147	21%
Argentina Blaisten	8	13.639	25%
Colombia Easy	10	82.320	30%
Total	93	779.606	15%

CHILE – HOME IMPROVEMENT								ARGENTINA – HOME IMPROVEMENT
Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M	Q1	Q2	Q3	Q4	6M	9M	12M
2014	2,5%	3,1%	0,5%	4,3%	2,8%	2,1%	2,7%	29,3%	25,6%	28,9%	26,6%	27,4%	27,9%	27,5%
2013	7,2%	4,1%	5,9%	7,1%	5,7%	5,7%	6,1%	25,3%	30,9%	24,8%	38,6%	28,1%	26,9%	30,3%
Same Store Tickets
2014	1,6%	3,0%	-0,1%	2,1%	2,2%	1,5%	1,7%	-6,1%	-11,4%	-8,5%	-8,9%	-8,7%	-8,6%	-8,7%
2013	0,5%	0,9%	1,2%	5,2%	0,7%	0,9%	2,1%	-3,9%	-1,8%	-5,9%	4,0%	-2,9%	-3,9%	-1,9%
SS Average Ticket Nominal
2014	0,9%	0,2%	0,6%	2,2%	0,5%	0,6%	1,0%	37,6%	41,8%	41,0%	39,0%	39,8%	40,2%	39,8%
2013	6,6%	3,1%	4,6%	1,8%	4,9%	4,8%	4,0%	30,3%	33,4%	32,7%	33,3%	31,9%	32,1%	32,9%

COLOMBIA – HOME IMPROVEMENT
Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	-6,4%	-3,6%	-8,1%	4,3%	-5,0%	-6,1%	-3,4%
2013	-3,4%	0,5%	4,7%	-0,5%	-1,5%	0,6%	0,3%
Same Store Tickets
2014	0,6%	-2,8%	-6,0%	-4,5%	-1,2%	-2,8%	-3,2%
2013	-0,7%	-1,7%	-1,3%	-3,9%	-1,2%	-1,2%	-2,0%
SS Average Ticket Nominal
2014	-7,0%	-0,8%	-2,3%	9,2%	-3,9%	-3,3%	-0,2%
2013	-2,7%	2,2%	6,1%	3,5%	-0,3%	1,8%	2,3%

Department Stores

DEPARTMENT STORE SELLING SPACE
Square Meters as of December 31st
	N° of Stores	Selling space	% leased
Chile Paris	41	264.687	66%
Chile Johnson	38	110.899	82%
Peru Paris	9	45.232	89%
Total	88	420.818	75%

CHILE – DEPARTMENT STORES								PERU - DEPARTMENT STORES
SSS Nominal	Q1	Q2	Q3	Q4	6M	9M	12M	Q1	Q2	Q3	Q4	6M	9M	12M
2014	0,6%	3,4%	-4,4%	-1,6%	2,1%	-0,1%	-0,5%		-2,9%	-11,1%	7,9%	-2,9%	-8,7%	-0,1%
2013	4,9%	2,9%	3,3%	6,8%	3,8%	3,7%	4,7%
SS Tickets
2014	2,4%	3,6%	-3,4%	-3,9%	3,0%	0,9%	-0,7%		5,6%	-18,9%	9,5%	5,6%	-13,2%	-1,5%
2013	4,1%	6,5%	4,1%	7,3%	5,2%	4,8%	5,7%
SS Ticket Nominal Promedio
2014	-1,8%	-0,1%	-1,1%	2,5%	-0,9%	-0,9%	0,2%		-8,0%	9,6%	-1,4%	-8,0%	5,2%	1,5%
2013	0,8%	-3,4%	-0,8%	-0,5%	-1,3%	-1,1%	-0,9%

Shopping Centers

SHOPPING CENTERS LEASED AREA					SHOPPING CENTERS LEASED AREA
Square Meters					Square Meters
4Q 2014					4Q 2013
CHILE	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Mega Center	1	152.667	115.740	36.927	1	134.638	99.774	34.864
Regional	8	471.603	221.501	250.102	1	117.920	74.559	43.362
Local	15	360.871	21.253	339.618	9	479.925	218.889	261.036
Power Center	1	117.920	74.559	43.362	14	352.663	19.197	333.466
Total	25	1.103.061	433.053	670.008	25	1.085.146	412.418	672.728

ARGENTINA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	98.374	74.632	23.741	1	96.098	72.376	23.723
Local	6	102.888	15.748	87.140	10	390.071	130.478	259.593
Factory	1	5.229	492	4.737	3	112.399	30.637	81.642
Power Center	3	117.632	37.073	80.559	3	65.568	7.443	58.125
Strip Center	11	422.616	153.569	269.047	1	4.657	477	4.180
Total	22	746.739	281.515	465.225	18	668.794	241.410	427.263

PERU	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	75.897	43.634	32.263	1	53.301	40.277	13.024
Local	1	30.280	17.075	13.204	1	29.664	17.085	12.579
Strip Center	2	16.968	10.481	6.486	1	5.754	1.026	4.728
Total	4	123.144	71.191	51.953	3	88.719	58.388	30.331

COLOMBIA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Local	2	34.094	14.514	19.580	2	34.094	14.514	19.580
Total	2	34.094	14.514	19.580	2	34.094	14.514	19.580

Occupancy Rates (%) Argentina	4Q14 97.4%	4Q13 95.6%
Total GLA	243,153	239,966
Occupied GLA	236,870	229,354

Chile	97.8%	96.3%
Total GLA	358,603	354,988
Occupied GLA	350,881	343,749

Peru	90.2%	87.0%
Total GLA	58,632	53,407
Occupied GLA	52,869	47,699
Colombia	29.7%	31.2%
Total GLA	13,893	14,520
Occupied GLA	4,149	4,535

Financial Services

Chile

FINANCIAL RETAIL OPERATION					BANCO PARIS OPERATION
Credit Card Loan Portfolio (MM CLP )[78]					Bank Loan Portfolio (MM CLP)[9]
	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4
2014	421.858	417.368	391.968	426.562	2014	150.619	159.468	172.459	185.291
2013	429.526	412.007	377.065	443.888	2013	133.644	138.651	141.664	144.937

7 Figures in Chile don´t include Johnson’s Portfolio that as of December 2014 amounted to CLP 98 million.

8 The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 41,854 million of the portfolio sold to Banco Paris as of December, 2014.

9 The Bank’s loan portfolio excludes the purchase of the portfolio to the credit card operations.

Credit Card Provisions / Loans[10]					Bank Provisions / Loans
	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4
2014	6,0%	6,4%	6,1%	5,3%	2014	7,1%	7,3%	8,5%	9,2%
2013	7,9%	8,4%	7,8%	6,5%	2013	7,1%	7,0%	6,8%	7,1%
Credit Card Average loan per customer (CLP)					Bank Average loan per customer (CLP)
	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4
2014	299.130	300.937	296.523	314.403	2014	943.644	893.864	844.571	737.095
2013	278.311	276.755	274.507	300.436	2013	995.047	973.278	946.048	944.182
Credit Card Write-Offs Net / Loans[11]					Bank Write-Offs Net / Loans[11]
	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4
2014	7,2%	6,4%	6,9%	7,0%	2014	2,0%	2,0%	2,4%	2,8%
2013	10,1%	9,6%	9,8%	9,4%	2013	2,9%	2,5%	2,1%	1,9%
Credit Card Write-Offs Net (MM CLP)					Bank Write-Offs Net (MM CLP)
	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4
2014	7.641	13.356	21.593	28.947	2014	728	1.556	2.816	4.618
2013	10.921	20.503	30.440	38.816	2013	977	1.684	2.109	2.567
Credit Card Duration (days)
	Q1	Q2	Q3	Q4
2014	134	134	134	135
2013	128	128	132	132
Monthly statements of account issued in Chile (thousands) (Credit card)
	Q1	Q2	Q3	Q4
2014	1.563	1.617	1.510	1.491
2013	1.698	1.639	1.611	1.597

CHILE - % Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hypermarkets	2014	17,1%	17,6%	17,5%	17,8%
	2013	17,3%	17,2%	17,2%	18,5%
Supermarkets	2014	6,3%	6,1%	6,1%	6,0%
	2013	7,4%	6,8%	6,5%	6,8%
Department Stores	2014	42,4%	46,0%	43,2%	42,7%
	2013	44,5%	47,3%	46,4%	45,7%
Home Improvement	2014	20,2%	20,2%	20,2%	22,1%
	2013	19,9%	19,9%	19,7%	22,2%

Argentina
Credit Card Loan Portfolio (ARS M$)
		Q1	Q2	Q3	Q4
	2014	2.109.655	2.284.336	2.541.714	3.094.474
	2013	1.405.060	1.498.750	1.715.248	2.100.734
Credit Card Provisions / Loans[12]
		Q1	Q2	Q3	Q4
	2014	3,5%	3,9%	3,3%	3,6%
	2013	5,4%	4,9%	3,4%	2,7%
% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Supermarkets	2014	8,4%	9,2%	9,3%	9,6%
	2013	9,2%	10,3%	10,5%	10,0%
Home Improvement	2014	17,6%	22,0%	22,2%	22,8%
	2013	18,5%	19,1%	20,4%	21,4%

Peru
Credit Card Loan Portfolio (M Soles)
	Q1	Q2	Q3	Q4
2014	332.473	365.041	346.807	344.565
2013	194.264	216.891	259.098	304.153

10 The ratio Provisions / Loan does not include CLP 3,902 million of anti-cyclical provisions registered in December, which is in accordance with the best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment, and it doesn´t include CLP 4,405 million in provisions on the lines of credit or part of them not used by customers.

11 Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period.

12 Since March 2013 the ratio Provisions / Loan does not include ARS 18.4 million of anti-cyclical provisions registered in December.

Credit Card Provisions / Loans[13]
		Q1	Q2	Q3	Q4
	2014	5,8%	5,5%	6,2%	6,8%
	2013	14,5%	15,2%	10,3%	5,7%
% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Supermarkets	2014	9,6%	10,8%	10,7%	9,5%
	2013	8,9%	10,1%	10,0%	9,5%
Department Stores	2014	36,9%	43,3%	38,0%	36,9%
Brazil[14]
Credit Card Loan Portfolio (M Reales)
		Q1	Q2	Q3	Q4
	2014	504.743	494.006	483.552	515.823
	2013	449.138	457.827	445.522	498.153
Credit Card Provisions / Loans
		Q1	Q2	Q3	Q4
	2014	5,8%	6,9%	6,5%	5,3%
	2013	6,1%	7,2%	7,1%	6,0%
% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Supermarkets	2014	42,4%	44,6%	44,2%	44,2%
	2013	41,7%	43,5%	44,1%	45,1%

Colombia
Credit Card Loan Portfolio (MM $)
		Q1	Q2	Q3	Q4
	2014	594.024	596.267	648.207	678.859
% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Supermarkets	2014	10,6%	11,9%	12,4%	12,7%
Home Improvement	2014	4,6%	5,9%	7,4%	6,1%

Capex

Cencosud’s capex related to organic growth (cash for the acquisition of properties, plant and equipment) in 4Q14 was CLP 54,507 million, compared to CLP 67,992 million in 4Q13.

Store Openings

Country/Format	Net Openings		Guidance
	N° of stores	Selling Space (m2)	N° of stores
Chile, Supermarkets	10	15.417	15
Brazil, Supermarkets	3	6.914	10
Chile, Home Improvement	1	5.648	2
Colombia, Home Improvement	1	6.587	2
Chile, Department Stores	1	2.888	2
Peru, Department Stores	3	13.242	3

At the end of December 2014, Cencosud operated 1,115 stores and 53 shopping centers. The total increase in selling area in 4Q14 versus 4Q13 was 146,016 m2, or 3.4%, after taking into account the remodeling of retail stores and shopping centers.

13 Since March 2014 Cencosud began writing off all loan with more than 120 days of delinquency. It doesn’t include anti cyclical provisions that as of December 2014 amounted to PEN 4.4 million.

14 Includes only Gbarbosa

Balance Sheet Summary15

Total assets including assets from discontinued operations were CLP 10,717 billion, an increase of CLP 651 billion compared to December 31, 2013. The variation is mainly due to a CLP 234,112 million increase in current assets and an increase of CLP 417,157 million in non-current assets.

The increase in current assets was driven by a CLP 93,782 million rise in Trade receivables and other receivables as a result of the 7.0% increase in revenues during the fourth quarter and increases in the loan portfolio in Chile, Argentina, Peru and Brazil. Increase in current assets was also driven by a CLP 49,703 million rise in Inventory explained by a lower inventory rotation on the Home Improvement division, a CLP 47,916 million increase in Cash and cash equivalents as a result of increased average payables, and a CLP 41,021 million increase in Current tax liabilities, mainly a result of the incorporation of the increase in Corporate Taxes in Chile.

The increase of CLP 417,157 million in non-current assets was driven by a CLP 210,074 million increase in Other Financial Assets, non-current (reflecting a CLP 208,143 million increase in Hedging Derivatives), a CLP 191,987 million increase in Deferred Income Tax Assets as a result of the incorporation of the increase in Corporate Taxes in Chile, a CLP 95,160 million increase in Investment Property. All increases were partially offset by a decrease of CLP 90,339 million in Property, Plant and Equipment.

Total liabilities increased 10.7% to CLP 6,425 billion, as a result of a CLP 137,461 million increase in current liabilities and a CLP 483,684 million increase in non-current liabilities. Current liabilities increased as a result of the Company’s early redemption of the total amount outstanding of the Series A, C and D Bonds that were issued on November 21, 2005 and registered in the SVS under the number 443. Funding for the early redemption was obtained by Cencosud S.A. primarily under a USD 400 million credit agreement entered into on November 14, 2014 with HSBC Bank USA, NA and The Bank of Nova Scotia, which was disbursed on November 17, 2014. The balance of the early redemption price was financed with cash on hand. Non- current liabilities increased following the refinancing of debt totaling USD 770 million during the February-April period in 2014. Cencosud entered into new credit facilities with 10 major banks, with maturities in 2017-2021.

Debt Amortization Schedule (USD million) as of December 2014

Proforma Debt Amortization Schedule (USD million) after last bond issuance

15 Discussion below reflects Balance Sheet including discontinued operations. Please refer to note 34 in FECU filed in SVS to see financial statements for discontinued operations.

Indebtedness

Historically the main financing sources for the company have been domestic and international capital markets, both debt and equity and bank loans. As of December 31, 2014, financial liabilities (not considering liabilities from Cencosud’s banking activities) reached CLP 3,107,487 million, an increase of 13.1% compared to December 31, 2013.

As of December 30, 2014, net financial debt, (not considering Cencosud’s banking activities) was CLP 2,587,834 million up from CLP 2,457,125 million as of December 31, 2013.

Financial Ratios

(in times)	Dec-14	Dec-13
Net Financial Debt / Adjusted EBITDA	3.52	3.40
Financial Expense Ratio	3.08	3.02
Financial Debt / Equity	0.61	0.58
Total Liabilities / Equity	1.46	1.32
Current Assets / Current Liabilities	0.84	0.82

Please note:
•	These financial ratios do not necessarily represent financial covenants associated to debt contracts and Bonds, and these are displayed for information purposes only.
•

The ratios shown above do not include the assets and liabilities of Cencosud banking activities; therefore the assets and liabilities from banking activities are not considered in the Company’s financial covenants.

The Company’s liquidity, measured by the Current Assets/Current Liabilities ratio, improved from a 0.82 times as of December 31, 2013 to 0.85 times as of December 31, 2014.

Interest rate risk

As of December 31, 2014, including the cross currency swaps, 44% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 99% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company’s debt is denominated in Chilean pesos. As of December 31, 2014, roughly 55% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 79.1% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the Company consists in covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. With respect to the latter, considering the effect of exchange rate hedging (Cross Currency Swaps), the Company’s exposure to the US dollar was 11% of the total debt of the Company as of December 31, 2014.

Debt Breakdown by Currency (Includes CCS)	Debt Breakdown by Interest Rate (Includes CCS)

Working Capital Ratios

(days)	4Q 2014	4Q 2013	Δ

Average period of receivables
Supermarkets	12,1	13,2	-1,1
Home Improvement	15,1	17,2	-2,0
Department Store	13,4	12,5	0,9
Shopping Centers	47,8	39,5	8,3

Average period of payables
Supermarkets	44,0	44,5	-0,4
Home Improvement	47,9	49,3	-1,5
Department Store	49,6	50,0	-0,4
Shopping Centers	31,6	31,3	0,3
Financial Retail	30,0	30,6	-0,6

Inventory turnover
Supermarkets	41,2	41,5	-0,3
Home Improvement	108,7	96,6	12,2
Department Store	76,6	93,8	-17,2

Days Receivable:

Supermarkets: Days receivable of the supermarket division decreased 1.1 day for 4Q14 compared with 4Q13, with lower days receivable in Brazil, Peru and Colombia, partially offset by increased days in Chile and Argentina.

Home Improvement: Days receivable of the home improvement division decreased 2.0 days vs. December 2013, due to a decrease in all operations, mainly in Colombia.
Department Store: Days receivable of the department store division slightly increased 0.9 days due to a relevant increase in Peru partially offset by a decrease of 2.8 days in Chile.
Shopping Center: Days receivable of the shopping center division increased 8.3 days driven by increased days in all operations, especially in Colombia.

Average period of payables:

Supermarkets: Days payable of the Supermarket division decreased 0.4 days for 4Q14 compared with 4Q13, due to a decrease of 3.6 days in Colombia, 1.6 days in Brazil and 1.3 days in Chile, partially offset by an increase of 5.9 days in Peru and 1.8 days in Argentina.

Home Improvement: Days payable decreased 1.5 days for the 4Q14 compared with 4Q13, due to a decrease of 2.8 days in Argentina and 0.4 days in Chile, partially offset by an increase of 2.8 days in Colombia.

Department Store: Days payable of the Department Store division decreased 0.4 days after an decrease of 0.7 days in Chile, partially offset by an increase of 2.9 days in Peru.
Shopping Center: Days payable of the Shopping Center division increased 0.3 days to 31.6 days in 4Q14 from 31.3 days in 4Q13, due to an increase of 6.4 days in Peru.

Financial Retail: Days payable of the Financial Service division decreased 0.6 days for the 4Q14 versus 4Q13, due to a reduction of 2.8 days in Argentina partially offset by a slight increase of 0.7 days in Chile.

Inventory turnover:

Supermarkets: Inventory days from supermarkets decreased 0.3 days on the back of decreased days in Brazil, Peru and Colombia, partially offset by increased days in Argentina and Chile.

Home Improvement: Inventory days from home improvement increased from 96.6 days in December 2013 to 108.7 days in 4Q14, due to an increase of 30.2 days in Argentina, partially offset by a decrease of 3.2 days in Chile and 77.3 days in Colombia.

Department Store: Inventory days from department store division decreased 17.2 days due to a decrease of 17.5 days in Chile and 129 days in Peru.

Cash Flow Summary

as of December 31 2014 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	352.955	-154.641	-177.846	20.468
Shopping Centers	124.890	-33.155	-89.306	2.428
Home Improvement	-7.610	-22.292	33.326	3.424
Department Stores	31.121	-15.108	-2.624	13.388
Financial Service	31.803	-253	32.862	64.413
Others	-158.259	-9.942	171.790	3.588
D.O. Adjustment	14.583	1.996	-80.580	-64.001
Consolidated	389.483	-233.396	-112.378	43.709

as of December 31 2013 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	297.980	-250.967	-78.033	-31.020
Shopping Centers	116.801	-56.305	-63.008	-2.512
Home Improvement	-11.153	-27.988	34.736	-4.405
Department Stores	23.490	-14.195	-24.551	-15.255
Financial Service	-1.250	-86	-68.830	-70.166
Others	-123.802	40.175	83.768	140
D.O. Adjustment	62.717	-11.141	8.888	60.464
Consolidated	364.782	-320.507	-107.029	-62.755

Net cash flows relating to the operating, investing and financing activities of discontinued operations are also available on the notes of the Financial Statements filed to the SVS.

Cash Flow for the twelve months ended December 31, 2014 compared to the twelve months ended December 31, 2013

Taking into account cash flow from operations, cash flow from financing activities and cash used in investing activities, Cencosud reached a positive net cash flow of CLP 43,709 million for the 12 months ended December 31, 2014 compared to a negative net cash flow of CLP 62,755 million for the 12 months ended December 31, 2013.

Operating activities

Net cash flow from operations increased to CLP 389,483 million for the 12 months ended December 31, 2014 from CLP 364,782 million for the 12 months ended December 31, 2013. The change was primarily due to:

Supermarkets: Net cash flow from supermarket operations increased to CLP 352,955 million for the 12 months ended December 31, 2014 from CLP 297,980 million for the 12 months ended December 31, 2013. The variation was primarily due to higher EBITDA contribution from Chile, Peru and Colombia, partially offset by a lower EBITDA contribution from Argentina and Brazil.

Home Improvement: Net cash flow from home improvement operations improved to CLP (7,610) million for the 12 months ended December 31, 2014 from CLP (11,153) million for the 12 months ended December 31, 2013. The variation was mainly due to better working capital management.

Department Stores: Net cash flow from department store operations increased to CLP 31,121 million for the 12 months ended December 31, 2014 from CLP 23,490 million for the 12 months ended December 31, 2013 as a result of better inventory management.

Shopping Centers: Net cash flow from shopping center operations increased to CLP 124,890 million for the 12 months ended December 31, 2014 from CLP 116,801 million for the 12 months ended December 31, 2013 as a result of greater EBITDA contribution from Chile, Colombia and Peru.

Financial Services: Net cash flow from financial service operations increased to CLP 31,803 million for the 12 months ended December 31, 2014 from CLP (1,250) million for the 12 months ended December 31, 2013 due to a 47.3% and a 13.3% portfolio growth in Argentina and Peru, respectively.

Investing Activities

Net cash flow from investing activities amounted to CLP (233,396) million for the 12 months ended in December 31, 2014 from CLP (320,507) million for the 12 months ended December 31, 2013. This change was mainly due to:

Supermarkets: net cash flow from supermarket investing activities amounted to CLP (154,641) million for the 12 months ended as of December 31, 2014 from CLP (250,967) million for the 12 months ended December 31, 2013. 80% of the variation is explained by lower investment in Property, Plant and Equipment driven by lower investments in Brazil and Chile, partially offset by higher investments in Argentina, Colombia and Peru.

Home Improvement: net cash flow from home improvement investing activities amounted to CLP (22,076) million for the 12 months ended December 31, 2014 from CLP (27,988) million for the 12 months ended December 30, 2013. The variation was primarily due to lower organic growth in the region during 2014 vs. 2013.

Department Stores: net cash flow from department store investing activities amounted to CLP (15,108) million for the 12 months ended December 31, 2014 from CLP (14,195) million for the 12 months ended December 31, 2013. The variation was primarily because of higher investments in Properties, Plant and Equipment for the net opening of 2 stores in Chile and 3 stores in Peru versus December 2013.

Shopping Centers: net cash flow from shopping center investing activities amounted to CLP (33,155) million for the 12 months ended December 31, 2014 from CLP (56,305) million for the 12 months ended December 31, 2013. The variation was primarily due to lower investments for Costanera Center and the remodeling of our shopping centers.

Financial Services: net cash flow from financial services investing activities amounted to CLP (253) million for the 12 months ended December 31, 2014 from CLP (86) million for the 12 months ended December 31, 2013, due to less cash invested in the other retail businesses and in mutual funds.

Financing Activities

Net cash flows from financing activities amounted to CLP (112,378) million from CLP (107,029) million, for the 12 months ended December 31, 2013. This change was primarily due to:

Supermarkets: net cash flows from supermarket financing activities amounted to CLP (177,846) million for the 12 months ended December 31, 2014 from CLP (78,033) million for the 12 months ended December 31, 2013. The variation was related to lower inflows from loans as a consequence of reduced capex and higher outflows for the payment of loans due to the refinancing of debt to improve liquidity.

Home Improvement: net cash flows from home improvement financing activities decreased to CLP 33,326 million for the 12 months ended December 31, 2014 from CLP 34,736 million for the 12 months ended December 31, 2013 due to lower financing need of working capital.

Department Stores: net cash flows from department store financing activities amounted to CLP (2,624) million for the 12 months ended December 31, 2014 from CLP (24,551) million for the 12 months ended December 31, 2013. This was due to Paris growth in Peru during 2013.

Shopping Centers: net cash flows from shopping center financing activities amounted to CLP (89,306) million for the 12 months ended December 31, 2014 from CLP (63,008) million for the 12 months ended December 31, 2013 due to higher needs of capital investments for maintenance.

Financial Services: net cash flows from financial service financing activities increased to CLP 32,862 million for the 12 months ended December 31, 2014 from CLP (68,830) million for the 12 months ended December 31, 2013 due to lower financing needs for portfolio growth.

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Operating Data by Business Segment and Country

	N° stores		Total Selling Space (sq2)		Average selling space per store (sq2)
	4Q 2014	4Q 2013	4Q 2014	4Q 2013	4Q 2014	4Q 2013
Chile	238	224	567.873	546.236	2.386	2.439
Argentina	290	290	529.428	524.921	1.826	1.810
Brazil	219	221	602.194	596.746	2.750	2.700
Peru	87	87	261.700	259.360	3.008	2.981
Colombia	100	100	425.196	425.906	4.252	4.259
Supermarkets	934	922	2.386.391	2.353.168	2.555	2.552
Chile	33	32	313.500	307.853	9.500	9.620
Argentina	50	48	383.786	373.490	7.676	7.781
Colombia	10	9	82.320	75.733	8.232	8.415
Home Improvement	93	89	779.606	757.075	8.383	8.506
Chile	79	77	375.586	371.891	4.754	4.830
Peru	9	6	45.232	32.208	5.026	5.368
Department Store	88	83	420.818	404.099	4.782	4.869
Chile	25	25	433.053	412.418	17.322	16.497
Argentina	22	18	281.515	241.410	12.796	13.412
Peru	4	3	71.191	58.388	17.798	19.463
Colombia	2	2	14.514	14.514	7.257	7.257
Shopping Centers	53	48	800.272	726.730	15.370	15.140

TOTAL	1.168	1.142	4.387.088	4.241.072	3.756	3.714

figures in CLP MM	Average sales per store		Sales per square meter
	4Q 2014	4Q 2013	4Q 2014	4Q 2013
Chile	2.789	2.755	1,17	1,13
Argentina	1.820	1.675	1,00	0,93
Brazil	2.506	2.355	0,91	0,87
Peru	2.679	2.388	0,89	0,80
Colombia	2.692	2.504	0,63	0,59
Supermarket	2.401	2.257	0,94	0,88
Chile	3.887	3.827	0,41	0,40
Argentina	4.175	4.148	0,54	0,53
Colombia	1.852	1.475	0,23	0,18
Home Improvement	3.823	3.762	0,46	0,44
Chile	3.862	4.007	0,81	0,83
Peru	1.652	1.268	0,33	0,24
Department Store	3.636	3.809	0,76	0,78
Chile	1.417	1.284	0,08	0,08
Argentina	935	1.102	0,07	0,08
Peru	1.229	1.250	0,07	0,06
Colombia	1.227	1.116	0,17	0,15
Shopping Center	1.195	1.206	0,08	0,08

Financial Data by Business Segment and Country

	Fourth Quarter			Twelve-Month, ended December 31st
	2014	2013		2014	2013
	CLP MM	CLP MM	Δ %	CLP MM	CLP MM	Δ %
Chile	663.736	617.033	7,6%	2.354.805	2.227.303	5,7%
Argentina	527.819	485.762	8,7%	1.813.586	1.786.933	1,5%
Brazil	548.711	520.401	5,4%	2.154.313	2.003.898	7,5%
Peru	233.033	207.731	12,2%	836.677	745.470	12,2%
Colombia	269.206	250.439	7,5%	999.857	919.390	8,8%
Supermarkets	2.242.506	2.081.364	7,7%	8.159.237	7.682.994	6,2%
Chile	128.276	122.459	4,7%	465.520	448.703	3,7%
Argentina	208.775	199.089	4,9%	692.925	682.010	1,6%
Colombia	18.522	13.278	39,5%	67.171	46.177	45,5%
Home Improvement	355.572	334.827	6,2%	1.225.616	1.176.890	4,1%
Chile	305.127	308.562	-1,1%	952.203	955.777	-0,4%
Peru	14.867	7.609	95,4%	39.239	14.583	169,1%
Department Stores	319.994	316.171	1,2%	991.442	970.360	2,2%
Chile	35.418	32.091	10,4%	120.734	112.838	7,0%
Argentina	20.564	19.831	3,7%	66.589	69.297	-3,9%
Peru	4.916	3.750	31,1%	17.438	14.555	19,8%
Colombia	2.454	2.232	9,9%	10.089	8.642	16,7%

Shopping Centers	63.352	57.904	9,4%	214.850	205.332	4,6%
Chile	46.653	45.669	2,2%	202.156	206.882	-2,3%
Argentina	19.315	11.719	64,8%	62.597	44.740	39,9%
Brazil	1.487	790	88,2%	3.843	3.983	-3,5%
Peru	11.772	8.192	43,7%	42.814	25.347	68,9%
Colombia	1.846	3.055	-39,6%	8.095	7.581	6,8%
Financial Service	81.073	69.425	16,8%	319.505	288.533	10,7%
Chile	-116	-505	-77,0%	-1.031	-1.200	-14,1%
Argentina	387	4.653	-91,7%	8.123	18.872	-57,0%
Peru	137	90	52,3%	836	189	341,7%
Colombia	-1.420	-639	122,3%	-5.723	-929	515,8%
Other	-1.012	3.598	-128,1%	2.205	16.932	-87,0%
D.O.	-46.653	-46.047	1,3%	-201.826	-206.882	-2,4%
TOTAL REVENUES	3.014.833	2.817.243	7,0%	10.711.029	10.134.158	5,7%

Chile	-487.175	-449.346	8,4%	-1.766.082	-1.667.850	5,9%
Argentina	-364.927	-333.701	9,4%	-1.257.009	-1.245.361	0,9%
Brazil	-432.950	-404.604	7,0%	-1.720.817	-1.550.663	11,0%
Peru	-180.912	-156.339	15,7%	-653.144	-577.963	13,0%
Colombia	-217.833	-203.489	7,0%	-807.058	-740.753	9,0%
Supermarkets	-1.683.798	-1.547.480	8,8%	-6.204.110	-5.782.590	7,3%
Chile	-86.716	-80.959	7,1%	-329.588	-319.188	3,3%
Argentina	-130.931	-125.899	4,0%	-420.660	-434.482	-3,2%
Colombia	-13.606	-8.970	51,7%	-50.094	-33.732	48,5%
Home Improvement	-231.253	-215.829	7,1%	-800.342	-787.402	1,6%
Chile	-227.399	-220.619	3,1%	-707.454	-689.360	2,6%
Peru	-11.433	-6.451	77,2%	-33.825	-12.170	177,9%
Department Stores	-238.832	-227.070	5,2%	-741.279	-701.530	5,7%
Chile	-3.237	-2.658	21,8%	-7.302	-6.820	7,1%
Argentina	-6.782	-3.381	100,6%	-18.676	-13.833	35,0%
Peru	-437	-347	25,9%	-1.678	-2.337	-28,2%
Colombia	-86	-89	-3,3%	-372	-351	6,1%
Shopping Centers	-10.544	-6.475	62,8%	-28.029	-23.341	20,1%
Chile	-13.777	-13.786	-0,1%	-56.060	-59.817	-6,3%
Argentina	-6.621	-3.752	76,5%	-16.246	-11.406	42,4%
Peru	-6.435	-5.312	21,1%	-22.540	-14.532	55,1%
Financial Service	-26.833	-22.851	17,4%	-94.845	-85.755	10,6%
Chile	-122	-77	57,4%	-516	-569	-9,3%
Argentina	-164	-176	-6,6%	-2.001	-2.742	-27,0%
Peru	769	91	746,0%	693	-140	-595,1%
Colombia	-48	0	N.A.	-143	0	N.A.
Other	435	-162	-368,1%	-1.967	-3.451	-43,0%
D.O.	13.777	14.044	-1,9%	55.799	59.817	-6,7%
COST OF SALES	-2.177.047	-2.005.823	8,5%	-7.814.773	-7.324.252	6,7%

Chile	176.561	167.686	5,3%	588.723	559.453	5,2%
Argentina	162.892	152.061	7,1%	556.577	541.572	2,8%
Brazil	115.760	115.797	0,0%	433.496	453.235	-4,4%
Peru	52.121	51.392	1,4%	183.532	167.507	9,6%
Colombia	51.373	46.950	9,4%	192.799	178.637	7,9%
Supermarkets	558.707	533.885	4,6%	1.955.127	1.900.404	2,9%
Chile	41.560	41.500	0,1%	135.932	129.515	5,0%
Argentina	77.843	73.190	6,4%	272.265	247.528	10,0%
Colombia	4.916	4.308	14,1%	17.077	12.445	37,2%
Home Improvement	124.320	118.998	4,5%	425.275	389.487	9,2%
Chile	77.728	87.943	-11,6%	244.749	266.417	-8,1%
Peru	3.434	1.158	196,5%	5.414	2.413	124,4%
Department Stores	81.162	89.101	-8,9%	250.163	268.830	-6,9%
Chile	32.181	29.433	9,3%	113.431	106.018	7,0%
Argentina	13.782	16.450	-16,2%	47.913	55.463	-13,6%
Peru	4.479	3.403	31,6%	15.760	12.218	29,0%
Colombia	2.368	2.143	10,5%	9.717	8.291	17,2%
Shopping Centers	52.809	51.429	2,7%	186.821	181.991	2,7%
Chile	32.876	31.882	3,1%	146.096	147.065	-0,7%
Argentina	12.693	7.966	59,3%	46.351	33.334	39,1%
Brazil	1.487	790	88,2%	3.843	3.983	-3,5%
Peru	5.337	2.880	85,3%	20.274	10.816	87,5%
Colombia	1.846	3.055	-39,6%	8.095	7.581	6,8%
Financial Service	54.240	46.574	16,5%	224.659	202.778	10,8%

Chile	-238	-583	-59,1%	-1.547	-1.768	-12,5%
Argentina	223	4.477	-95,0%	6.122	16.129	-62,0%
Peru	907	181	400,7%	1.529	49	3003,6%
Colombia	-1.468	-639	129,8%	-5.866	-929	531,2%
Other	-577	3.436	-116,8%	238	13.481	-98,2%
D.O.	-32.876	-32.002	2,7%	-146.027	-147.065	-0,7%
GROSS PROFIT	837.785	811.420	3,2%	2.896.256	2.809.907	3,1%

Supermarkets	-449.242	-422.404	6,4%	-1.674.772	-1.608.982	4,1%
Shopping Centers	-10.668	-13.954	-23,6%	-34.477	-38.777	-11,1%
Home Improvement	-93.047	-84.590	10,0%	-327.214	-309.684	5,7%
Department Stores	-74.425	-71.341	4,3%	-258.904	-245.331	5,5%
Financial Service	-30.622	-29.486	3,9%	-111.662	-126.007	-11,4%
Others	-46.216	-39.295	17,6%	-157.537	-139.141	13,2%
D.O.	17.608	19.600	-10,2%	69.130	90.340	-23,5%
SG&A	-686.612	-641.470	7,0%	-2.495.436	-2.377.582	5,0%

Supermarkets	111.569	116.327	-4,1%	289.567	304.488	-4,9%
Shopping Centers	116.557	96.343	21,0%	253.190	237.462	6,6%
Home Improvement	31.273	34.461	-9,3%	98.786	80.042	23,4%
Department Stores	7.745	17.796	-56,5%	-4.575	24.754	-118,5%
Financial Service	23.610	17.496	34,9%	113.188	77.194	46,6%
Others	-35.811	-19.486	83,8%	-123.149	-99.795	23,4%
D.O.	-15.276	-12.817	19,2%	-77.123	-57.164	34,9%
OPERATING RESULT	239.666	250.119	-4,2%	549.883	566.982	-3,0%

Supermarkets	146.603	144.475	1,5%	424.108	434.859	-2,5%
Shopping Centers	122.994	103.633	18,7%	267.534	251.536	6,4%
Home Improvement	36.552	39.420	-7,3%	119.148	99.523	19,7%
Department Stores	14.782	24.053	-38,5%	21.854	49.364	-55,7%
Financial Service	24.770	18.631	32,9%	117.430	81.432	44,2%
Others	-53.757	-34.585	55,4%	-199.220	-148.924	33,8%
D.O.	-11.021	-9.364	17,7%	-55.254	-47.882	15,4%
EBITDA	280.923	286.263	-1,9%	695.600	719.909	-3,4%

Supermarkets	146.603	144.475	1,5%	424.108	434.859	-2,5%
Shopping Centers	48.589	43.859	10,8%	166.761	156.426	6,6%
Home Improvement	36.552	39.420	-7,3%	119.148	99.523	19,7%
Department Stores	14.782	24.053	-38,5%	21.854	49.364	-55,7%
Financial Service	24.770	18.631	32,9%	117.430	81.432	44,2%
Others	-32.798	-17.786	84,4%	-111.833	-93.241	19,9%
D.O.	-15.884	-13.445	18,1%	-79.422	-59.626	33,2%
ADJUSTED EBITDA	222.614	239.207	-6,9%	658.046	668.738	-1,6%

Consolidated Income Statements

 (In million of Chilean pesos as of December 31th, 2014)

	Fourth Quarter			Twelve-Month, ended December 31st
	2014 CLP MM	2013 CLP MM	Δ %	2014 CLP MM	2013 CLP MM	Δ %
Net revenues	3.014.833	2.817.243	7,0%	10.711.029	10.134.158	5,7%
Cost of sales	-2.177.047	-2.005.823	8,5%	-7.814.773	-7.324.252	6,7%
Gross profit	837.785	811.420	3,2%	2.896.256	2.809.907	3,1%
Selling and administrative expenses	-686.612	-641.470	7,0%	-2.495.436	-2.377.582	5,0%
Other income by function	78.038	64.089	21,8%	114.438	108.291	5,7%
Other gain (Losses)	10.454	16.079	-35,0%	34.624	26.366	31,3%
Operating income	239.666	250.119	-4,2%	549.883	566.982	-3,0%
Participation in profit or loss of equity method associates	5.730	6.310	-9,2%	8.893	10.289	-13,6%
Net Financial Income	-61.895	-56.021	10,5%	-215.456	-217.857	-1,1%
Income (loss) from foreign exchange variations	-2.889	-4.126	-30,0%	-23.643	-25.054	-5,6%
Result of indexation units	-13.207	-8.593	53,7%	-39.576	-18.885	109,6%
Non-operating income (loss)	-72.261	-62.430	15,7%	-269.781	-251.506	7,3%

Income before income taxes	167.405	187.689	-10,8%	280.101	315.476	-11,2%
Income taxes	-66.908	-28.592	134,0%	-100.486	-94.068	6,8%
Profit (Loss) from continued operations	100.497	159.097	-36,8%	179.615	221.408	-18,9%
Profit (Loss) from discontinued operations	778	-1.643	-147,4%	11.409	8.357	36,5%
Profit (Loss)	101.275	157.454	-35,7%	191.024	229.765	-16,9%

Profit (Loss) attributable to Equity Holders of Parent	102.358	158.087	-35,3%	191.886	229.930	-16,5%
Profit (Loss) attributable to Minority Interest	-1.083	-633	71,2%	-862	-166	420,6%

Net income per share	36,2	59,2	-38,9%	67,8	86,1	-21,3%
Average number of shares outstanding (in millions)	2.829	2.669	6,0%	2.829	2.669	6,0%

Other Financial Information

Organic Capex	54.507	67.992	-19,8%	227.423	317.710	-28,4%
Depreciation C.O.	46.897	37.809	24,0%	183.028	172.475	6,1%
Depreciation D.O.	208	0	N.A.	836	0	N.A.
Total Depreciation	47.105	37.809	24,6%	183.864	172.475	6,6%
Amortization C.O.	4.726	4.744	-0,4%	17.015	14.101	20,7%
Amortization D.O.	400	0	N.A.	1.464	0	N.A.
Total Amortization	5.126	4.744	8,1%	18.479	14.101	31,0%
Revaluation of Assets	74.405	59.775	24,5%	100.773	95.110	6,0%

Consolidated Balance Sheet
(In millions of Chilean pesos as of December 31st, 2014)
	dic-14 FECU MM CLP	dic-14 Including D.O. MM CLP	Dec 2013 MM CLP	Variation	%
Cash and cash equivalents	218.872	219.627	171.712	47.916	27,9%
Other financial assets, current	47.779	51.207	49.584	1.623	3,3%
Other non-financial assets, current	10.646	10.735	11.605	-871	-7,5%
Trade receivables and other receivables	781.577	1.227.229	1.133.448	93.782	8,3%
Receivables from related entities, current	1.371	1.371	432	939	217,1%
Inventory	1.094.610	1.094.610	1.044.907	49.703	4,8%
Current tax assets	54.196	54.553	13.531	41.021	303,2%
Total current assets other from non-current assets classified as held for sale	2.209.051	2.659.331	2.425.219	234.112	9,7%
Non-current assets classified as held for sale	793.417	-	-	793.417	N.A.
TOTAL CURRENT ASSETS	3.002.468	2.659.331	2.425.219	234.112	23,8%
Other financial assets, non-current	302.480	302.480	92.405	210.074	227,3%
Other non-financial assets, non-current	33.873	33.873	38.263	-4.390	-11,5%
Trade receivable and other receivables, non-current	34.777	155.593	155.840	-247	-0,2%
Equity method investment	52.248	52.248	49.942	2.306	4,6%
Intangible assets other than goodwill	400.542	608.114	571.622	36.492	6,4%
Goodwill	1.682.349	1.682.349	1.696.041	-13.692	-0,8%
Property, plant and equipment	3.009.728	3.011.545	3.101.884	-90.339	-2,9%
Investment property	1.663.592	1.663.592	1.568.432	95.160	6,1%
Current Tax assets, non-current	43.048	43.532	53.727	-10.195	-19,0%
Deferred income tax assets	491.398	503.846	311.860	191.987	61,6%
TOTAL NON-CURRENT ASSETS	7.714.036	8.057.172	7.640.015	417.157	5,5%

TOTAL ASSETS	10.716.503	10.716.503	10.065.234	651.269	6,5%

	dic-14 FECU MM CLP	dic-14 Including D.O. MM CLP	Dec 2013 MM CLP	Variation	%
Other financial liabilities, current	714.159	848.562	739.106	109.457	14,8%
Trade payables and other payables	1.983.086	2.011.140	1.957.993	53.147	2,7%
Payables to related entities, current	3.302	3.302	556	2.746	493,4%
Provisions and other liabilities	15.198	17.337	46.406	-29.070	-62,6%
Current income tax liabilities	60.616	60.973	63.131	-2.158	-3,4%
Current provision for employee benefits	102.514	104.746	96.697	8.049	8,3%
Other non-financial liabilities, current	43.104	43.104	47.809	-4.704	-9,8%
Total liabilities included in group of assets classified as held for sale	2.921.979	3.089.166	2.951.699	137.467	4,7%
Liabilities included in groups of assets classified as held for sale	216.791	-	-	216.791	N.A.
TOTAL CURRENT LIABILITIES	3.138.770	3.089.166	2.951.699	137.467	4,7%
Other financial liabilities	2.402.716	2.451.900	2.218.035	233.865	10,5%
Trade accounts payable	34.450	34.450	8.955	25.495	284,7%
Deferred income tax liabilities	104.766	104.766	88.223	16.543	18,8%
Current tax liabilities	674.882	675.303	471.481	203.822	43,2%
Other non-financial liabilities, non-current	69.433	69.433	65.475	3.959	6,0%
TOTAL NON-CURRENT LIABILITIES	3.286.247	3.335.852	2.852.168	483.684	17,0%
TOTAL LIABILITIES	6.425.017	6.425.017	5.803.867	621.150	10,7%

Paid-in Capital	2.321.381	2.321.381	2.321.381	-	0,0%
Retained earnings (accumulated losses)	2.166.549	2.166.549	2.049.483	117.065	5,7%
Issuance premium	526.633	526.633	526.633	-	0,0%
Other reserves	-722.245	-722.245	-636.231	-86.015	13,5%
Net equity attributable to controlling shareholders	4.292.318	4.292.318	4.261.267	31.051	0,7%
Non-controlling interest	-832	-832	100	-932	-931,1%
TOTAL NET EQUITY	4.291.486	4.291.486	4.261.367	30.119	0,7%

TOTAL NET EQUITY AND LIABILITIES	10.716.503	10.716.503	10.065.234	651.269	6,5%

Reconciliation of Unaudited condensed interim consolidated statements of income by function

	For the twelve months ended December 31
	2014	2013

	CLP M	CLP M

Reconciliation of Statement of Comprehensive Income
Net Income attributable to controlling shareholders reported in Chile	191.885.931	229,930,349
Plus: Litigation Provisioning (*)	-	20,000,000
Less: Change in income tax rates in 2014 (**)	(26.991.259)
Net Income as presented in the 20-F	164.894.672	249,930,349
Basic earnings per share from continued operations	54,3	90,5
Basic earnings per share from discontinued operations	4,0	3,1
Diluted earnings per share from continued operations	54,3	90,5
Diluted earnings per share from discontinued operations	4,0	3,1

(*)Class action lawsuit against the company “Cencosud Administradora de Tarjetas SA” filed in December 2006, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013. This is a preliminary estimate of the provision and still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court. The ruling requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest. For purposes of Chilean regulatory reporting, this amount has been recognized in the Statements of Integral Income by function as of March 31, 2013, under the line “Other expenses by function in the Financial Statements reported in Chile. For purposes of filing with the Securities and Exchange Commission, this amount was already included in the financial statements as of and for the year ended December 31, 2012 presented under Form 20-F.

(**) On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes. Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, such newly enacted rates will be applied based on the Company’s decision of adopting the partially integrated system. The accounting impacts related to the progressive increase resulted in an increase of the deferred tax liability balance which was accounted for in equity as instructed by the Superintendence of Securities and Insurance of Chile through the Circular Letter No. 856 released on October 17, 2014.

Despite of the instruction as per Circular Letter No. 856, for the financial statements to be filed with the Securities and Exchange Commission (SEC) in the United States of America, this mentioned accounting criteria was not applied and the effects regarding the progressive increase in the income tax rates from 2014 through 2018 were accounted for in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and accordingly, the Company presented the increase in the deferred tax liability balance in its Income Statement.

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA, These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’ results of operations from management’s perspective, Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS,

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below, We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance,

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures, We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results,

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock,

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools, For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us, Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us,

We believe that the presentation of the non-IFRS measures described above is appropriate, However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS, Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally, In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Fourth Quarter			Twelve-Month, ended December 31st
	2014	2013		2014	2013
	CLP	CLP
	MM	MM	Δ %	CLP MM	CLP MM	Δ %

Profit (Loss)	100.497	159.097	-36,8%	179.615	221.408	-18,88%
Profit (loss) from discontinued operations	778	-1.643	-147,4%	11.409	8.357	36,5%
Net Financial Costs	61.895	56.021	10,5%	215.456	217.857	-1,10%
Net financial costs from discontinued operations	9.440	10.787	-12,5%	38.693	34.973	10,6%
Result from Indexation Units	13.207	8.593	53,7%	39.576	18.885	109,56%
Result from Indexation Units from discontinued operations	1.318	283	365,7%	4.970	2.074	139,6%
Result from Exchange Variations	2.889	4.126	-30,0%	23.643	25.054	-5,63%
Result from Exchange Variations from discontinued operations	3.545	3.797	-6,6%	19.199	9.670	98,5%
Income taxes	66.908	28.592	134,0%	100.486	94.068	6,82%
Income taxes from discontinued operations	195	-408	-147,7%	2.852	2.089	36,5%
Depreciation & Amortization	51.623	42.553	21,3%	200.043	186.576	7,22%
Depreciation & Amortization from discontinued operations	608	628	-3,1%	2.300	2.462	-6,6%
Revaluation of Investment Properties	-74.405	-59.775	24,5%	-100.773	-95.110	5,95%
Adjusted EBITDA	238.498	252.652	-5,6%	737.469	728.363	1,25%

PROFORMA
Profit (Loss)	101.275	157.454	-35,7%	191.024	229.765	-16,9%
Net Financial Costs	71.335	66.809	6,8%	254.149	252.830	0,5%
Result from Indexation Units	14.525	8.876	63,6%	44.546	20.960	112,5%
Result from Exchange Variations	6.435	7.923	-18,8%	42.842	34.723	23,4%
Income taxes	67.103	28.184	138,1%	103.338	96.158	7,5%
Depreciation & Amortization	52.231	43.181	21,0%	202.343	189.038	7,0%
Revaluation of Investment Properties	-74.405	-59.775	24,5%	-100.773	-95.110	6,0%
Adjusted EBITDA	238.498	252.652	-5,6%	737.469	728.363	1,3%

Quarter ended December 31, 2014 (in millions of CLP)
Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Discontinued Operations	Consolidated	Pro-forma
Net Income	112.212	121.645	31.273	7.745	23.610	-195.209	-778	100.497	101.275
Financial Expense (net)	0	0	0	0	0	71.335	-9.440	61.895	71.335
Income Tax Charge	0	0	0	0	0	67.103	-195	66.908	67.103
EBIT	112.212	121.645	31.273	7.745	23.610	-56.771	-10.413	229.300	239.713
Depreciation and Amortization	34.392	1.349	5.279	7.037	1.160	3.014	-608	51.623	52.231
EBITDA	146.603	122.994	36.552	14.782	24.770	-53.757	-11.021	280.923	291.944
Exchange differences	0	0	0	0	0	6.435	-3.545	2.889	6.435
Revaluation of Investment Properties	0	-74.405	0	0	0	0	0	-74.405	-74.405
(Losses) gains from indexation	0	0	0	0	0	14.525	-1.318	13.207	14.525
Adjusted EBITDA	146.603	48.589	36.552	14.782	24.770	-32.798	-15.884	222.614	238.498

Twelve-month ended December 31, 2014 (in millions of CLP)
Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Discontinued Operations	Consolidated	Pro-forma
Net Income	289.603	262.046	98.786	-4.575	113.188	-568.023	-11.409	179.615	191.024
Financial Expense (net)	0	0	0	0	0	254.149	-38.693	215.456	254.149
Income Tax Charge	0	0	0	0	0	103.338	-2.852	100.486	103.338
EBIT	289.603	262.046	98.786	-4.575	113.188	-210.537	-52.954	495.557	548.511
Depreciation and Amortization	134.505	5.488	20.363	26.429	4.242	11.316	-2.300	200.043	202.343
EBITDA	424.108	267.534	119.148	21.854	117.430	-199.220	-55.254	695.600	750.854
Exchange differences	0	0	0	0	0	42.842	-19.199	23.643	42.842
Revaluation of Investment Properties	0	-100.773	0	0	0	0	0	-100.773	-100.773
(Losses) gains from indexation	0	0	0	0	0	44.546	-4.970	39.576	44.546
Adjusted EBITDA	424.108	166.761	119.148	21.854	117.430	-111.833	-79.422	658.046	737.469

Quarter ended December 31, 2013 (in millions of CLP)
Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Discontinued Operations	Consolidated	Pro-forma
Net Income	116.348	102.631	34.461	17.796	17.496	-131.278	1.643	159.097	157.454
Financial Expense (net)	0	0	0	0	0	66.809	-10.787	56.021	66.809
Income Tax Charge	0	0	0	0	0	28.184	408	28.592	28.184
EBIT	116.348	102.631	34.461	17.796	17.496	-36.285	-8.737	243.710	252.446
Depreciation and Amortization	28.126	1.002	4.960	6.257	1.136	1.700	-628	42.553	43.181
EBITDA	144.475	103.633	39.420	24.053	18.631	-34.585	-9.364	286.263	295.627
Exchange differences	0	0	0	0	0	7.923	-3.797	4.126	7.923
Revaluation of Investment Properties	0	-59.775	0	0	0	0	0	-59.775	-59.775
(Losses) gains from indexation	0	0	0	0	0	8.876	-283	8.593	8.876
Adjusted EBITDA	144.475	43.859	39.420	24.053	18.631	-17.786	-13.445	239.207	252.652

Twelve-month ended December 31, 2013 (in millions of CLP)
Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Discontinued Operations	Consolidated	Pro-forma
Net Income	304.654	247.586	80.042	24.754	77.194	-504.466	-8.357	221.408	229.765
Financial Expense (net)	0	0	0	0	0	252.830	-34.973	217.857	252.830
Income Tax Charge	0	0	0	0	0	96.158	-2.089	94.068	96.158
EBIT	304.654	247.586	80.042	24.754	77.194	-155.478	-45.420	533.333	578.753
Depreciation and Amortization	130.205	3.950	19.481	24.610	4.238	6.554	-2.462	186.576	189.038
EBITDA	434.859	251.536	99.523	49.364	81.432	-148.924	-47.882	719.909	767.790
Exchange differences	0	0	0	0	0	34.723	-9.670	25.054	34.723
Revaluation of Investment Properties	0	-95.110	0	0	0	0	0	-95.110	-95.110
(Losses) gains from indexation	0	0	0	0	0	20.960	-2.074	18.885	20.960
Adjusted EBITDA	434.859	156.426	99.523	49.364	81.432	-93.241	-59.626	668.738	728.363

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Juan Manuel Parada
Name: Juan Manuel Parada
Title: Chief Financial Officer

Date:  March 31, 2015